Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

In this report, as used herein, and unless the context suggests otherwise, the terms “Color Star,” “Company,” “we,” “us” or “ours” refer to the combined business of Color Star Technology Co., Ltd., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2024 filed with the Securities and Exchange Commission on October 17, 2024 (the “2024 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2024 Form 20-F under “Item 1A. Risk Factors” or in other parts of the 2024 Form 20-F.

Results of Operations

The tables in the following discussion summarize our unaudited condensed consolidated statements of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

For the six months Ended December 31, 2024, vs December 31, 2023

	For the Six Months Ended December 31,
				Percentage
	2024	2023	Change	Change
Revenue	$-	$1,060,442	$(1,060,442)	(100)%
Cost of revenue	-	793,400	$(793,400)	(100)%
Gross profit	-	267,042	$(267,042)	(100)%
Selling, general and administrative expenses	(3,901,815)	(3,626,787)	$275,028	8%
Allowance for credit losses	(740,000)	(15,786,550)	$(15,046,550)	(95)%
Stock compensation expense	(1,671,472)	(2,192,437)	$(520,965)	(24)%
Impairment loss of intangible assets	(14,626,083)	-	$14,626,083	100%
Loss from operations	(20,939,370)	(21,338,732)	$(399,362)	(2)%
Total other income (expense), net	(1,879,508)	214,479	$(2,093,987)	(976)%
Loss before provision for income taxes	(22,818,878)	(21,124,253)	$1,694,625	8%
Provision for income taxes	-	-	$-	-%
Net loss	(22,818,878)	(21,124,253)	$1,694,625	8%
Foreign currency translation adjustment	5	-	$5	100%
Comprehensive loss	$(22,818,873)	$(21,124,253)	$1,694,620	8%

Revenue. There was no revenue for the six months ended December 31, 2024. During the six months ended December 31, 2023, we generated approximately $1.1 million revenue, among which approximately $1.0 million from sales of concerts and entertainment events tickets and $0.1 million from construction management consulting services. We have organized a few concerts and sports events during the six months ended December 31, 2023.

	For the Six Months Ended December 31,
				Percentage
Revenue	2024	2023	Change	Change
Concert and entertainment events	$-	$952,642	$(952,642)	(100)%
Construction management consulting services	-	107,800	(107,800)	(100)%
Total Revenue	$-	$1,060,442	$(1,060,442)	(100)%

Cost of Revenue. There was no cost of revenue for the six months ended December 31, 2024. Our concert and entertainment event cost of revenue of approximately $0.8 million, among which, approximately $0.8 million from cost of sales of concerts and entertainment events tickets and $14,000 from cost of construction management consulting services for the six months ended December 31, 2023.

	For the Six Months Ended December 31,
				Percentage
Cost of Revenue	2024	2023	Change	Change
Concert and entertainment events	$-	$779,400	$(779,400)	(100)%
Construction management consulting services	-	14,000	(14,000)	(100)%
Total Cost of Revenue	$-	$793,400	$(793,400)	(100)%

Gross Profit. No gross profit during the six months ended December 31, 2024. We had a gross profit of approximately $0.3 million for the concert and entertainment events and construction management consulting services during the six months ended December 31, 2023.

Selling, General and Administrative Expenses. Selling, general and administrative expenses mainly consist of advertising and marketing costs, office rent and expenses, depreciation expense, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $3.9 million for the six months ended December 31, 2024, as compared to approximately $3.6 million for the six months ended December 31, 2023, an increase of approximately $0.3 million.

The increase was primarily due to approximately $0.6 million increase in amortization expense of our intangible assets and approximately $0.3 million increase in professional fees as we had more financing activities, offset by approximately $0.5 million decrease in payroll and approximately $0.1 million decrease in office and other miscellaneous general and administrative expenses.

Allowance for Credit Losses. Allowance for credit losses were approximately $0.7 million and $15.8 million for the six months ended December 31, 2024, and 2023, respectively. The decrease was primarily due to approximately $15.1 million decrease in allowance for credit losses expenses on our aged receivables as we had less receivables as of December 31, 2024.

Stock Compensation Expenses. Stock compensation expenses were approximately $1.7 million for the six months ended December 31, 2024, as compared to approximately $2.2 million for the six months ended December 31, 2023. The decrease was mainly due to the shares that we issued to our consulting service providers were vesting in the six months ended December 31, 2023 and the decrease of stock price for the six months ended December 31, 2024, which we issued the stock granted to our managements and employees stock with lower fair value of in the six months ended December 31, 2024 as compared to the same period in 2023.

Impairment loss of long-lived assets. Impairment loss of long-live assets was $14.6 million for the six months ended December 31, 2024, as compared to approximately $0 for the six months ended December 31, 2023. We determined our existing copyrights of online education academy courses will no longer able to generate future cash flows for us. As a result, we fully wrote off the intangible assets accordingly.

Loss from Operations. We incurred losses from operations of approximately $22.8 million and approximately $21.1 million for the six months ended December 31, 2024, and 2023, respectively. The increase of approximately $1.8 million in losses was primarily due to the reasons previously discussed.

Total Other Income (Expense), Net. Our total other income (expense), net, consists of other income, interest income, amortization of debt issuance costs and finance expense. We had a total other expense, net, of approximately $1.9 million and other income, net, of approximately $0.2 million for the six months ended December 31, 2024, and 2023, respectively. The increase of other expenses was primarily due to the increase in the amortization of debt issuance costs of $2.0 million and finance expense of approximately $0.5 million in connection with the convertible notes that we issued in September and November 2024.

Provision for Income Taxes. We did not incur income tax expense for the six months ended December 31, 2024, and 2023 as we had operating losses.

Net Loss. We incurred a net loss of approximately $22.8 million for the six months ended December 31, 2024, as compared to approximately $21.1 million for the six months ended December 31, 2023. This change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of approximately $130,255, which was held by our consolidated entities in the U.S. and the People’s Republic of China (PRC).

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in concerts and entertainment events, online entertainment performance and construction management consulting services. Our business is capital intensive, and equity financing has been utilized to finance our working capital requirements and capital expenditures. Our working capital was approximately $5.8 million as of December 31, 2024, as compared to approximately $1.4 million as of June 30, 2024.

In addition, we completed a debt financing and received net proceeds of $7.0 million from a convertible note during the six months ended December 31, 2024. Furthermore, we completed a convertible note financing transaction of $8.7 million in January 2025.

In February 2025, we signed an agreement to purchase certain cryptocurrency mining hardware and other equipment and expect to generate income from the equipment. If we are unable to generate sufficient cash flow within the normal operating cycle of a twelve-month period to pay for our future payment obligations, we may be required to curtail or cease our operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support our working capital. However, there is no assurance that management will be successful in their future plans. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Months Ended December 31,
	2024	2023

Net cash used in operating activities	$(1,765,940)	$(2,511,361)
Net cash used in investing activity	(4,000,000)	-
Net cash provided by financing activities	5,876,000	2,531,216
Effect of exchange rate changes	(23)	-
Net change in cash and cash equivalents	$110,037	$19,855

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities totaled approximately $1.8 million for the six months ended December 31, 2024, which was mainly due to a net loss of approximately $22.8 million offset by non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $14.6 million impairment loss of long-lived assets, approximately $2.4 million of amortization expense, approximately $2.0 million of amortization of debt issuance costs, approximately $0.7 million of allowance for credit losses, approximately $1.7 million of stock compensation expense, approximately $0.6 million of accrued interest income, approximately $0.3 million of finance expense on convertible notes payable, approximately $4,000 of depreciation expense, and approximately $49,000 of amortization of right of use assets. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which consists of the increase of prepayments of approximately $1.3 million as we prepaid service fees for concert and boxing productions. The net cash outflow was offset by the increase of other payables and accrued liabilities of approximately $0.8 million, the decrease in accounts receivable of approximately $0.5 million as we received boxing productions revenue from our customer and the increase in lease liabilities of approximately $2,000 due to unpaid lease liabilities.

Net cash used in operating activities totaled approximately $2.5 million for the six months ended December 31, 2023, which was mainly due to a net loss of approximately $21.1 million and non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $15.8 million of allowance for credit losses, approximately $2.2 million of stock compensation expense, approximately $7,000 of depreciation expense, approximately $1.8 million of amortization expense, approximately $72,000 of amortization of debt issuance costs, and approximately $40,000 of amortization of right of use assets. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly consists of an increase in other receivables of approximately $11.8 million which were subsequently reserved for allowance on credit losses. The net cash outflow was offset by the increase of prepayment of approximately $9.4 million as we prepaid service fees for live concert productions, and the increase of other payables and accrued liabilities of approximately $1.1 million as we incurred more payroll and received capital contribution in advance for potential private placement during the period, and the increase in lease liabilities of approximately $3,000 due to unpaid lease liabilities.

Investing Activities

Net cash used in investing activity totaled approximately $4.0 million for the six months ended December 31, 2024, which was due to the $4.0 million loan to a third party.

There was no investing activity during the six months ended December 31, 2023.

Financing Activities

Net cash provided by financing activities totaled approximately $5.9 million for the six months ended December 31, 2024, which was due to the proceeds from convertible notes, net of debt issuance cost, of approximately $7.0 million, offset by the payment of a convertible note of approximately $1.1 million.

Net cash provided by financing activities totaled approximately $2.5 million for the six months ended December 31, 2023, which was due to the sale of ordinary shares, net of offering costs, of approximately $1.4 million through our private placement offering, the proceeds from a convertible notes, net of debt issuance cost, of $1.0 million, and the borrowings from our related parties of approximately $0.2 million to pay for certain operating expenses.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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